UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

READY CAPITAL CORPORATION

(Name of Subject Company (Issuer))

READY CAPITAL CORPORATION

(Names of Filing Persons (Offeror and Issuer))

6.25% Series C Cumulative Convertible Preferred Stock

(Title of Class of Securities)

75574U 705

(CUSIP Number of Class of Securities)

Thomas E. Capasse

Chairman and Chief Executive Officer

Ready Capital Corporation

1251 Avenue of the Americas, 50th Floor

New York, NY 10020

Tel: (212) 257-4600

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

COPIES TO:

Michael J. Kessler, Esq.

David E. Brown, Esq.

Alston & Bird LLP

90 Park Avenue

New York, New York 10016

(212) 210-9400

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$19,605,257.59	$2,138.93

*	Estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 779,743 shares of 6.25% Series C Cumulative Convertible Preferred Stock of Ready Capital Corporation at a price equal to 100% of the $25.00 liquidation preference per share, plus accrued and unpaid dividends (including additional dividends, if any) of $0.14323 per share as of the date of this filing, which is subject to change.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $109.10 for each $1,000,000 of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,138.93	Filing Party: Ready Capital Corporation
Form or Registration No.: Schedule TO	Date Filed: April 2, 2021

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (this “Schedule TO”) filed by Ready Capital Corporation (the “Company”) with respect to the right of each holder (each, a “Holder”) of the Company’s 6.25% Series C Cumulative Convertible Preferred Stock, $0.0001 par value per share (the “Shares”) to require the Company, at the Holder’s option, to purchase for cash all or any portion of such Holder’s Shares at a purchase price equal to 100% of the liquidation preference of the Shares to be purchased plus accrued and unpaid dividends (including additional dividends, if any) to, but not including, May 4, 2021, pursuant to the terms and conditions of (i) the Offer to Purchase and Notice of Fundamental Change, dated April 2, 2021 (the “Notice”), attached hereto as Exhibit (a)(1), (ii) the Articles Supplementary to the Amended Articles of Incorporation, dated as of January 25, 2007 of Anworth Mortgage Asset Corporation, a Maryland corporation, and (iii) the Articles Supplementary to the Articles of Amendment of the Company designated the Shares (the “Articles Supplementary”).

Only those items amended and supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 1 does not modify any of the other information previously reported on or incorporated by reference to the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the Notice dated April 2, 2021.

The Schedule TO and Notice are amended and restated as described below.

Summary Term Sheet

The paragraph appearing under the heading “How will the Company fund repurchase of Shares if any are surrendered for repurchase pursuant to the Fundamental Change Purchase Right?” in the Notice is deleted in its entirety and replaced with the following:

“The total amount of funds required by us to repurchase all of the Shares pursuant to the Fundamental Change Purchase Right (assuming all of such Shares are validly surrendered for repurchase and not validly withdrawn) is approximately $19.6 million. The Company expects to fund any repurchases from available cash on hand. See Section 5 below.”

Cautionary Note Regarding Forward-Looking Statements

The third paragraph appearing under the heading “Cautionary Note Regarding Forward-Looking Statements” in the Notice is deleted in its entirely and replaced with the following:

“In addition, the statements in this Notice are made as of April 2, 2021. Subsequent events or developments may cause our views to change. Except as required by law, we do not undertake any obligation to update our forward-looking statements after the date of this document for any reason, even if new information becomes available or other events occur in the future.”

Important Information Concerning the Fundamental Change Purchase Right

Procedures to be Followed by Holders Electing to Surrender Shares for Repurchase

The fourth bullet point under Section 3.2 of the Notice is deleted in its entirety and replaced with the following:

“upon the terms and subject to the conditions set forth in this Notice, the Anworth Articles Supplementary and the Articles Supplementary, and effective as of the Fundamental Change Purchase Date, such Holder (i) irrevocably agrees to sell, assign and transfer to the Company all right, title and interest in and to all the Shares described in the Fundamental Change Purchase Notice, (ii) releases and discharges the Company and the Paying Agent and their respective directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, such Shares, including, without limitation, any claims that such Holder is entitled to receive additional dividends, liquidation preferences or any other payments with respect to the Shares or to participate in any conversion of such Shares, other than claims arising out of provisions under the Exchange Act or any rule or regulation thereunder, or arising out of any rule of a self-regulatory organization which shall not be released or discharged by tendering shareholders and (iii) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such Shares that are duly surrendered (with full knowledge that the Paying Agent also acts as agent of the Company), with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Shares, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Shares for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Shares (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company with respect to the Fundamental Change Purchase Price of any surrendered Shares that are repurchased by the Company), all in accordance with this Notice, the Anworth Articles

Supplementary and the Articles Supplementary”

Payment for Surrendered Shares; Sources and Amount of Funds

The third paragraph appearing under Section 5 of the Notice is deleted in its entirety and replaced with the following:

“The Company expects to fund the repurchase of any Shares validly surrendered for repurchase and not validity withdrawn, if any, from available cash on hand.”

Plans or Proposals of the Company

Section 7 of the Notice is deleted in its entirety and replaced with the following:

“Except as disclosed in this Notice, the Company does not have any present plans or proposals and is not engaged in any negotiations that relate to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization of the Company; (iv) any change in the composition of the Board of Directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, to fill any existing vacancies on the Board of Directors or to change any material term of the employment contract of any executive officer; (v) any other material change in the Company’s corporate structure or business, including any plans or proposals to make any changes in the Company’s investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (vi) any class of the Company’s equity securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a registered national securities association; (vii) any class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; (viii) the suspension of the Company’s obligation to file reports pursuant to Section 15(d) of the Exchange Act; (ix) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (x) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.”

Additional Information

The third paragraph and following bullet points in Section 13 of the Notice is deleted in its entirety and replaced with the following:

“The Company is incorporating by reference in this Notice some of the information that we file with the SEC, which means that we may disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Notice. We incorporate by reference the documents listed below:

•	the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed on March 15, 2021, and Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2019, filed on May 14, 2020;

•	the Company’s Current Reports on Form 8-K, filed on February 10, 2021, February 17, 2021, March 1, 2021, March 17, 2021, March 19, 2021 and April 16, 2021;

•	the Company’s Registration Statement on Form S-4 (File No. 333-251863), filed on January 4, 2021, Amendment No. 1 thereto, filed on February 5, 2021, and the definitive joint proxy statement/prospectus filed on February 9, 2021;

•	the Articles Supplementary to the Amended Articles of Incorporation of Anworth Mortgage Asset Corporation designating the shares of its 6.25% Series B Cumulative Convertible Preferred Stock, $0.01 par value per share, filed by Anworth Mortgage Asset Corporation with the SEC as Exhibit 3.1 to the Form 8-K filed on March 19, 2021; and

•	the Articles Supplementary to the Articles of Amendment of Ready Capital Corporation designating the shares of 6.25% Series C Cumulative Convertible Preferred Stock, $0.0001 par value per share, filed with the SEC as Exhibit 3.7 to the Company’s Form 8-A filed on March 19, 2021.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

READY CAPITAL CORPORATION
Date: April 21, 2021

	By:	/s/ Andrew Ahlborn
Andrew Ahlborn
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase and Notice of Fundamental Change to Holders of 6.25% Series C Cumulative Convertible Preferred Stock, dated April 2, 2021

(a)(1)(ii)*	Notice of Guaranteed Delivery

(a)(5)*	Press Release announcing tender offer for Ready Capital Corporation 6.25% Series C Cumulative Convertible Preferred Stock, dated April 2, 2021

(b)	Not applicable.

(d)(1)	Articles Supplementary to the Amended Articles of Incorporation of Anworth Mortgage Asset Corporation designating the shares of 6.25% Series B Cumulative Convertible Preferred Stock, $0.01 par value per share (incorporated by reference to the Current Report on Form 8-K filed by Anworth Mortgage Asset Corporation with the SEC on January 30, 2007)

(d)(2)	Articles Supplementary to the Articles of Amendment of Ready Capital Corporation designating the shares of 6.25% Series C Cumulative Convertible Preferred Stock, $0.0001 par value per share (incorporated by reference to Exhibit 3.7 to the Company’s Form 8-A filed on March 19, 2021)

(d)(3)	Agreement and Plan of Merger, by and among Ready Capital Corporation, RC Merger Subsidiary, LLC and Anworth Mortgage Asset Corporation, dated as of December 6, 2020 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on December 8, 2020)**

(g)	Not applicable.

(h)	Not applicable.

*	Filed Previously

**	The disclosure schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Ready Capital agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.